Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 27, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(In millions)
Earnings Available for Fixed Charges:
Income (loss) before tax	145.3	54.2	92.9	(47.1)	(36.7)	71.3	75.3
Add: fixed charges included in earnings:
Interest expense	80.5	99.9	74.7	11.1	25.8	31.6	25.8
Interest element of rentals (A)	0.5	0.8	0.7	0.0	0.4	0.8	1.1
Total	81.0	100.7	75.4	11.1	26.2	32.4	26.9
Total earnings available for fixed charges	226.3	154.9	168.3	(36.0)	(10.5)	103.7	102.2

Fixed Charges (B):
Fixed charges included in earnings	81.0	100.7	75.4	11.1	26.2	32.4	26.9
Capitalized interest	—	—	—	—	—	—	—
Total fixed charges	81.0	100.7	75.4	11.1	26.2	32.4	26.9

Ratio of Earnings to Fixed Charges	2.79	1.54	2.23	(3.24)	(0.40)	3.20	3.80
Amount of Deficiency	Not applicable	Not applicable	Not applicable	47.1	36.7	Not applicable	Not applicable

(A)	Includes portion of rent expense considered to be interest.
(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

Interest in Rent Calculation

	Sept 27, 2015 YTD	2014	2013	Successor 2012	Predecessor 2012	2011	2010	2009
Rent expense	9.8	12.4	11.5	1.6	5.3	7.2	7.9
Long-term debt (including current portion and capital leases)	1,897.0	1,960.2	1,259.7	1,075.7	383.1	331.4	251.6	112.5
Average Debt balance	1,928.6	1,610.0	1,167.7	1,075.7	357.3	291.5	182.1
Average Annualized Interest Rate	5.57%	6.21%	6.40%	4.13%	9.63%	10.84%	14.17%
Estimated interest in rent expense	0.5	0.8	0.7	0.0	0.4	0.8	1.1